SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid - Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Exhibit 99.1

Certain financial information included in Banco Santander, S.A.’s Form 20-F relating to the three years ended December 31, 2014, recast as a result of certain changes in the geographic and business segments of Banco Santander, S.A. and its subsidiaries (the “Group”).

Exhibit 99.2	Consolidated Financial Statements for the three years ended December 31, 2014, recast as a result of certain changes in the Group’s geographic and business segments.

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement on Form F-3 (File No. 333-207389) filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
Name: José G. Cantera
Title: Chief Financial Officer

Date: November 5, 2015